June 1, 2012

Via Electronic Mail and Hand Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention: Erin Wilson, Esq., Examiner
                Pamela Howell, Esq., Special Counsel
                John Reynolds, Esq., Assistant Director

       Re: ZenVault Medical Corporation
            Offering Statement on Form 1-A (File No. 024-10291)

Dear Ms. Wilson, Ms. Howell, and Mr. Reynolds:

On behalf of our client, ZenVault Medical Corporation (the "*Company*" or "*ZenVault*"), we furnish herewith the following correspondence in connection with the Company's filing today of Amendment No. 9 (the "*Amendment*") to the Company's Offering Statement on Form 1-A. Set forth below in italics you will find copies of the Staff's comments from its letter of comment dated May 31, 2012 (the "*Comment Letter*"). We have included below each comment information and page references to locations within the Amendment where responsive disclosure can be found.

We have requested the seven filing copies, including the manually signed copy, of the offering statement to be submitted directly to the filing desk. Three additional courtesy copies of the Amendment are to be delivered to the Mail Stop above.

The emailed copy of this correspondence has as an attachment the redlined .pdf of the narrative portion of the Amendment for the Staff's convenience in review.

Comment Letter Dated May 31, 2012

Amendment No. 8 to Form 1-A, filed on May 22, 2012

Part II – Offering Circular

Use of Proceeds, page 32

1. *We note your response and your revised disclosure in response to comment two of our letter dated April 23, 2012. Please revise your table to include a line item for Net Proceeds and clear disclosure explaining how this figure is calculated. To the extent net proceeds excludes offering costs, provide clear disclosure as to how the offering costs are calculated, as the table and footnote two are very general in this regard.*

Response:

    Comment complied with. Please see page the revised disclosure on page 32.

Description of Capital Stock, page 77

2. *We note your response to comment three of our letter dated April 23, 2012. Your example in the first paragraph on page 81 is unclear, as the allocation is based upon the total consideration received and does not reflect the*

choices made by the other shareholders that made elections between cash or stock. Please provide clear disclosure as to how the company will determine the allocation between cash and stock for nonelecting shareholders.

Response:

    Comment complied with. Please see the revised disclosures in the second, third and fourth full paragraphs on page 82.

3. *We note your revised disclosure response to comment three of our letter dated April 23, 2012. It appears that your revised disclosure conflicts with the existing disclosure. Specifically, we note that "[i]f [you] do not have sufficient cash to make the payment in cash, [you] intend to make this payment in stock." However, you then discuss making a partial payment in cash and the remainder in stock if you do not have sufficient cash. Please revise to reconcile these statements. In addition, clarify how you will partially allocate cash and stock between the classes for both electing and non-electing investors. For instance, will Series A receive all of the cash first and then any remainder in stock for them and then the other classes all stock or will the allocation be the same for each class between cash and stock.*

Response:

    Comment complied with. Please see the revised disclosure in the second, third and fourth full paragraphs on page 82.

4. *We note that your Illustration 2 continues to disclose the allocation of a hypothetical sale. However, reissue comment four of our letter dated April 23, 2012. We are unable to locate disclosure regarding Series B and Founders' common stock in the event of a liquidation/dissolution/winding up, consistent with and using the same assumptions in Illustration 1. Please revise to provide such illustration.*

Response:

    Comment complied with. Please see the new paragraph at the bottom of page 80 and the new Illustration 2 on the top of page 81.

Exhibits

5. *We note the response to comment nine of our letter dated April 23, 2012. Please file the original Exhibit 6.12 as an exhibit. The one filed reflects the amended information, not the original form of the agreement.*

Response:

    Comment complied with.

*****

    If the Staff has any questions, you may reach the undersigned at (303) 667-7193. You may also reach Mr. Botdorf at (303) 814-8121.

Sincerely,

RICHARDSON & PATEL, LLP

By: /s/ Robert W. Walter
    Robert W. Walter, Esq.

cc: John C. Botdorf, *ZenVault Medical Corporation*
     Alan S. Gin, *ZenVault Medical Corporation*